UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter ended September 30, 2005
Commission File Number 000-25383
Infosys Technologies Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Bangalore, Karnataka, India
(Jurisdiction of incorporation or organization)
Electronics City, Hosur Road, Bangalore — 560 100, Karnataka, India. +91-80-2852-0261
(Address of principal executive offices)
Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F:
          Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.
          Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 2g 3-2(b).
          Not applicable.

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4
EXHIBIT 99.5
EXHIBIT 99.6
EXHIBIT 99.7
EXHIBIT 99.8
EXHIBIT 99.9
EXHIBIT 99.10
EXHIBIT 99.11
EXHIBIT 99.12
EXHIBIT 99.13

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
     We hereby furnish the United States Securities and Exchange Commission with copies of the following information concerning our public disclosures regarding our results of operations and financial condition for the quarter ended September 30, 2005. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.
     On October 11, 2005, we announced our results of operations for the quarter ended September 30, 2005. We issued press releases announcing our results under U.S. Generally Accepted Accounting Principles (“GAAP”) and Indian GAAP, copies of which are attached to this Form 6-K as Exhibits 99.1 and 99.2, respectively.
     On October 11, 2005, we held a press conference to announce our results, which was followed by a question-and-answer session with those attending the press conference. The transcript of this press conference is attached to this Form 6-K as Exhibit 99.3. On the same day, we also held two teleconferences with investors and analysts to discuss our results. Transcripts of those two teleconferences are attached to this Form 6-K as Exhibits 99.4 and 99.5, respectively.
     In our press conference, we used a presentation entitled “Performance of the Infosys group for the Second Quarter ended September 30, 2005,” which we have attached to this Form 6-K as Exhibit 99.6. We have also made available to the public on our web site, www.infosys.com, a fact sheet that provides details on our profit and loss account summary for the quarters ended September 30, 2005 and 2004, and June 30, 2005 (consolidated as per Indian GAAP); profit and loss account summary for the half-year ended September 30, 2005 and 2004 (consolidated as per Indian GAAP); revenue by geographical segment, service offering, project type, and industry classification; data regarding our client concentration; employee information and metrics; infrastructure information; consolidated IT services information; and reconciliation of accounts as per Indian GAAP and U.S. GAAP. We have attached this fact sheet to this Form 6-K as Exhibit 99.7.
     Our officers held a question-and-answer session with analysts from CNBC India on October 11, 2005. The transcript of this question-and-answer session is attached to this Form 6-K as Exhibit 99.8. In addition, our officers and directors attended a “Meet the Investors” interview conducted by NDTV, a national news television channel in India on October 11, 2005. The transcript of this session is attached to this Form 6-K as Exhibit 99.9.
     We placed advertisements in certain Indian newspapers concerning our results of operations for the quarter ended September 30, 2005, under Indian GAAP. A copy of the form of this advertisement is attached to this Form 6-K as Exhibit 99.10.
     We have made available to the public on our web site, www.infosys.com, the following: U.S. GAAP Unaudited Consolidated Financial Statements for the quarter ended September 30, 2005; Auditors’ Report to the Members of Infosys Technologies Limited, Indian GAAP Financial Statements and Schedules to the Financial Statements for the quarter and half-year ended September 30, 2005; and Auditors’ Report to the Board of Directors on the Consolidated Financial Statements of Infosys Technologies Limited and its Subsidiaries, Indian GAAP Consolidated Financial Statements of Infosys Technologies Limited and Subsidiaries and Schedules to the Consolidated Financial Statements for the quarter ended September 30, 2005. We have attached these documents to this Form 6-K as Exhibits 99.11, 99.12, and 99.13, respectively.

SIGNATURES
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Technologies Limited

/s/ Nandan M. Nilekani Nandan M. Nilekani
Chief Executive Officer, President
and Managing Director
Date: October 18, 2005

INDEX TO EXHIBITS
INDEX TO EXHIBITS

No.	Exhibits
99.1	U.S. GAAP Press Release

99.2	Indian GAAP Press Release

99.3	Transcript of October 11, 2005 10:30 a.m. IST Press Conference

99.4	Transcript of October 11, 2005 2:00 p.m. IST Earnings Call

99.5	Transcript of October 11, 2005 6:00 p.m. IST Earnings Call

99.6	Presentation: Performance of the Infosys group for the Second Quarter ended September 30, 2005

99.7	Fact Sheet regarding Registrant’s Profit and Loss Account Summary for the quarters ended September 30, 2005 and 2004, and June 30, 2005 (consolidated as per Indian GAAP); Profit and Loss Account Summary for the half-year ended September 30, 2005 and 2004 (consolidated as per Indian GAAP); Revenue by Geographical Segment, Service Offering, Project Type, and Industry Classification; Data regarding Client Concentration; Employee Information and Metrics; Infrastructure Information; Consolidated IT Services Information; and Reconciliation of Accounts as per Indian GAAP and U.S. GAAP

99.8	Transcript of October 11, 2005 CNBC India Question-and-Answer session with Company’s Officers

99.9	Transcript of October 11, 2005 NDTV “Meet the Investors” session with Company’s Officers and Directors

99.10	Form of Advertisement placed in Indian Newspapers

99.11	U.S. GAAP Unaudited Consolidated Financial Statements for the quarter ended September 30, 2005

99.12	Auditors’ Report to the Members of Infosys Technologies Limited, Indian GAAP Financial Statements and Schedules to the Financial Statements for the quarter and half-year ended September 30, 2005

99.13	Auditors’ Report to the Board of Directors on the Consolidated Financial Statements of Infosys Technologies Limited and its Subsidiaries, Indian GAAP Consolidated Financial Statements of Infosys Technologies Limited and Subsidiaries and Schedules to the Consolidated Financial Statements for the quarter ended September 30, 2005